SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

XO Holdings, Inc.
(formerly XO Communications, Inc.)
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

98417K106
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock of the Issuer reported herein is 12,152,195 shares, which constitutes approximately 6.6% of the 182,937,151 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 182,075,035 shares outstanding.

1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  11,290,079 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  11,290,079 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           12,152,195 (1)(2)(3)(4)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 6.6% (5)

14.     Type of Reporting Person: PN
--------------
(1)     The shares were acquired by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC ("R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over such shares and R2 has no beneficial ownership of such shares.
(2)     Includes 344,846 shares of Common Stock that may be acquired upon the exercise of Series A Warrants.
(3)     Includes 258,635 shares of Common Stock that may be acquired upon the exercise of Series B Warrants.
(4)     Includes 258,635 shares of Common Stock that may be acquired upon the exercise of Series C Warrants.
(5)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 182,937,151.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 14, 2008 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock") of XO Holdings, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding at the end thereof the following:

          On June 12, 2008, the Reporting Person, on behalf of R2, sent the following letter to Mr. Carl Icahn in his capacity as Chairman of the Board of Directors of the Issuer:

           As you know, R2 Investments, LDC ("R2") is the beneficial owner of more than 11 million shares of XO Holdings, Inc.'s ("XO") common stock. From XO's and your public filings, it is clear that you and your affiliates own debt securities worth over $438 million ("XO Debt") and equity securities currently worth approximately $65 million with the stock around 70 cents per share.

          We believe you, as chairman of the board and the majority shareholder of XO, in clear violation of your fiduciary duties to minority shareholders, have been acting and will continue to act to advantage improperly your XO Debt to the detriment of XO's minority shareholders. For example, in the Fall of 2005, you tried to use the EBITDA covenants of your XO Debt to justify XO selling virtually all of its revenue-generating assets to you at a price that was unfair to XO's minority shareholders. But for R2 and other minority shareholders suing XO and its directors to stop this self-dealing transaction, you would have succeeded in taking XO's revenue-generating assets for yourself. After this failed attempt and during perhaps the most attractive credit market in history in which XO could have easily obtained very attractive financing terms, you made sure XO did not refinance your XO Debt. Now, your XO Debt matures in 2009 and the credit markets are in turmoil. We are very concerned given your past actions that as your XO Debt matures, you will continue to use your position as chairman of the board and majority shareholder of XO to try to obtain all of XO's revenue-generating assets for yourself to the detriment of XO's minority shareholders.

          We are writing you to let you know that should XO file bankruptcy because it is unable to repay its debt, we believe a bankruptcy court would have ample justification to find that your actions have significantly prejudiced the other creditors and shareholders, and that your XO Debt should be equitably subordinated to or made pari passu with the interests of XO's minority shareholders. We intend to pursue this equitable subordination/recharacterization claim in such a situation. Should you desire to avoid this outcome, we recommend that you immediately take actions to ensure that you are not using your position as chairman of the board of directors and majority shareholder to advantage your XO Debt at the expense of minority shareholders. Given your history with XO, we believe such actions should at least include, among other things, the following items:

    You and people employed or affiliated with you or your affiliates should immediately resign from the board of directors of XO;

    You and your affiliates should place your common stockholdings in XO in a blind voting trust where the vote is controlled by people who are not employed or affiliated with you or your affiliates;

    You and people employed or affiliated with you or your affiliates should refrain from exercising any managerial control or active participation in the daily operations of XO;

    You and people employed or affiliated with you or your affiliates should refrain from being involved in any way with any personnel or compensation decisions with respect to XO's management, including any decisions to hire or fire XO personnel; and

    You and people employed or affiliated with you or your affiliates should refrain from participating in any shareholder meetings, board meetings or management meetings.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     DATED: June 12, 2008

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading